FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

Metal Storm Limited

(Translation of registrant’s name into English)

Level 34 Central Plaza One

345 Queen St

Brisbane, QLD 4000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form	20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX TO EXHIBITS

Item
1.	Appendix 3Y Change of Director’s Interest Notice, Dated November 13, 2003.

2.	Appendix 3B New Issue Announcement application for quotation of additional securities and agreement, Dated November 18, 2003

3.	ASX Announcement “Metal Storm adds handgun manufacturer to ‘Personalised Handgun’ Team, dated November 26, 2003.

Appendix 3Y

Change of Director’s Interest Notice

Item 1

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity METAL STORM LIMITED

ABN 99 064 270 006

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terence James O’Dwyer

Date of last notice	23 October 2003

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	O’Dwyer Superannuation Account Louclaben Pty Ltd

Date of change	13/11/2003

No. of securities held prior to change	61,111 0

Class	Ordinary Ordinary

Number acquired	0 42,000

Number disposed

+ See chapter 19 for defined terms.

Appendix 3Y

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	0 $19,426.26

No. of securities held after change	61,111 42,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	— On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

Appendix 3Y

Item 2

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Metal Storm Limited

ABN

99 064 270 006

We (the entity) give ASX the following information.

Part 1—All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(1) Unlisted Options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(1) 118,000 options.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(1) 118,000 options issued to subscribe for ordinary shares at an exercise price of A$0.40 available immediately.

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3B

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

(1) Yes

5	Issue price or consideration	(1) Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(1) Options issued pursuant to the terms of an employment agreement with the company.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(1) 19 November 2003,

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	454,731,825 36,793,441	Ordinary shares Listed options exp 6 Sep 2004

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	8,052,165	Unlisted options

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3B

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N.A.

Part 2—Bonus issue or pro rata issue

11	Is security holder approval required?	N.A.

12	Is the issue renounceable or non-renounceable?	N.A.

13	Ratio in which the +securities will be offered	N.A.

14	+Class of +securities to which the offer relates	N.A.

15	+Record date to determine entitlements	N.A.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N.A.

17	Policy for deciding entitlements in relation to fractions	N.A.

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N.A.

19	Closing date for receipt of acceptances or renunciations	N.A.

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3B

20	Names of any underwriters	N.A

21	Amount of any underwriting fee or commission	N.A

22	Names of any brokers to the issue	N.A

23	Fee or commission payable to the broker to the issue	N.A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N.A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N.A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N.A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N.A

28	Date rights trading will begin (if applicable)	N.A

29	Date rights trading will end (if applicable)	N.A

30	How do +security holders sell their entitlements in full through a broker?	N.A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N.A

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3B

32	How do +Security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3—Quotation of securities You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	✓	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 – 1,000

1,001 – 5,000

5,001 – 10,000

10,001 – 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

+See Chapter 19 for defined terms. 11/3/2002	Appendix 3B

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

+See Chapter 19 for defined terms. 11/3/2002	Appendix 3B

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☐	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/S/ SYLVIE MOSER-SAVAGE	Date: 31 October 2003

(Company secretary)

Print name:    Sylvie Moser-Savage

= = = = =

METAL STORM LIMITED A.C.N. 064 270 006
Item 3

METAL STORM ADDS HANDGUN MANUFACTURER TO

‘PERSONALISED HANDGUN’ TEAM

Taurus International Manufacturing to build platform for electronic handgun with dynamic grip recognition

BRISBANE, AUSTRALIA – 26 November 2003: Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol: MTSX)

Metal Storm Limited (Metal Storm), New Jersey Institute of Technology (NJIT), and Taurus International Manufacturing (Taurus) announced today they had signed a collaboration memorandum with the goal of developing and bringing to market a ‘personalised’ handgun that electronically recognises pre-authorised individual users.

“The inclusion of Taurus is a significant step forward in our efforts to commercialise the O’Dwyer VLe® handgun,” said Charles Vehlow, Metal Storm’s Chief Executive Officer. “We are excited to leverage Taurus’ experience and reputation as a leading manufacturer of handguns. Their participation is essential to our project with NJIT and reinforces our commitment to create a handgun that offers increased control and security. Taurus’ established world-wide distribution network offers opportunities beyond those of the US mandated ‘Safe Gun’ market such as international and domestic law enforcement and civilian markets.”

The partnering furthers progress made by Metal Storm and NJIT to jointly build a firearm that meets the mandated personalised handgun legislation New Jersey established in December 2002. Taurus International Manufacturing and Forjas Taurus in Brazil will integrate Metal Storm’s O’Dwyer VLe® handgun Electronic Firing System and NJIT’s developed and patented Dynamic Grip Recognition (DGR) biometric authorising technology into a total handgun package. The goal is to complete a prototype featuring an electronic weapon that instantly and reliably recognises authorised operators by means of pre-programmed grip patterns.

“We are delighted to include Taurus into our development team,” said Dr Donald H Sebastian, Vice President for research and development at New Jersey Institute of Technology (NJIT), Newark. “The addition of a commercial producer to our team is vital to ensuring that our design reflects the combined influences of efficient manufacturing practice and consumer preferences. By working prototype and commercial product design in parallel we will shorten the development cycle.”

“Having the opportunity to partner Taurus firearms advanced engineering with the New Jersey Institute of Technology and Metal Storm Limited, presents the firearms world with a combined wealth of forward seeing science that will likely revolutionise ballistics, solid state technology and specific user identification,” said Robert G Morrison, Executive Vice President and Chief Operating Officer of Taurus International Manufacturing, Inc. Each partner has individually developed methodology that combined will provide an extraordinary shooting system that will forever change the course of firearms technology both in scope and flexibility.”

Further announcements will be made as detailed terms of the collaboration are finalised. Visit www.metalstorm.com

About Taurus

www.taurususa.com

Taurus International Manufacturing, Inc. is a Florida Corporation that imports and distributes firearms manufactured by Forjas Taurus, in Brazil, as well as manufacturing firearms in their Miami facility. Taurus has led the industry in both technical innovation and firearms safety and security. In the area of innovation, Taurus was dominant with the introduction of forged Total Titanium handguns. Taurus introduced the Taurus Security System in 1996, the first integral locking device on production handguns.

About NJIT

http://www.njit.edu/

A leader in the development of biometric devices and technology, NJIT is a public technological research university offering bachelor’s, master’s and doctoral degrees to 8,800 students. NJIT ranks among the top schools of U.S. News & World Report’s list of national doctoral universities. Expertise and research initiatives include architecture and building science, applied mathematics, biomedical engineering, environmental engineering and science, information technology, manufacturing, materials, microelectronics, multimedia, telecommunications, transportation and solar physics.

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence and non-military organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
msau@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED (Registrant)

By:	/s/ SYLVIE MOSER-SAVAGE
Name:	Sylvie Moser-Savage
Title:	Company Secretary

Date: December 9 , 2003

*	Print the name and title of the signing officer under his Signature.